Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results

For the Year Ended September 30, 2014

-	Awarded three patents and applied for three additional patents in GM seed technologies
-	Further operating efficiency improvements with headcount reduction of 22% and G&A expense reduction of 30% year over year
-	Net loss per share was RMB (0.42) or US$ (0.07) for the fiscal year 2014

BEIJING--/PRNEWSWIRE/--January 8, 2015--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the fiscal year ended September 30, 2014. These unaudited year end results reflect the Company’s consolidated financial statements during the period from October 1, 2013 to September 30, 2014. Origin prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

Operating Activities and Results

Fiscal 2014 was a transition year for both the agricultural biotechnology and conventional seed industries in China. For the genetically modified technologies, there are indications that the Chinese government is starting to promote GM technologies and is trying to educate the public about the safety of these technologies. In reaction, however, the public debate about GM technologies in China heated up significantly in the media, mostly on the Chinese internet, as some celebrities joined the debate. For the conventional seed industry, fiscal year 2014 represented a very challenging year as the industry wide inventory levels reached historic highs at the beginning of the selling season. However, a resulting inventory destocking, which we believe is occurring, is expected to improve the supply/demand ratio for the 2015 planting season.

More importantly, Origin has made significant progress on the biotechnology front and has made operational improvements as we faced the challenges in the seed industry during fiscal year 2014. Our GM corn product pipelines now include not only the phytase transgenic corn seed, but we now have glyphosate tolerance corn seed, next generation corn seed products of stacked glyphosate tolerance and insect resistance traits and other GM products in different stages of government safety approval. For our conventional seed business, we have weathered through the challenging market, and we were able to increase our core corn seed sales volume by 10% year over year in fiscal year 2014 (excluding scrap sales and our contract production business). Looking forward, we believe that we have prepared Origin for the expected market recovery in 2015 with improved operating efficiency and promising new seed product pipelines.

Biotechnology Progress. In fiscal year 2014, Origin further advanced its GM corn seed pipeline with several generations of GM technologies. In addition to our progress with the regulatory approvals, we have made significant progress in the backcrossing of our GM traits into our hybrid corn varieties. Since we started licensing programs of our GM technologies to large multinational companies several years ago, we have achieved desirable results in the backcrossing programs to incorporate our GM traits into the corn varieties of the multinational companies. Backcrossing is a necessary step to commercialize GM corn seed products and it often takes several years to achieve the optimal results. We believe that our backcrossing programs are progressing well, and we are now much closer to the commercialization of GM technologies of our first generation GM product phytase corn and our second generation product glyphosate tolerance transgenic corn seed. Our new technologies, including insect resistance (Bacillus Thuringiensis, or Bt) and stacked traits of glyphosate tolerance and insect resistance, are in various stages of regulatory approval. Below is a simplified summary of the current stages of our key GM pipelines:

Biotechnology Corn Seed Product Pipelines

Furthermore, we have made significant achievement in our biotechnologies intellectual property protections. We were awarded three domestic patents in fiscal year 2014: 1) Method for Developing Glyphosate-Resistant Maize (ZL201210107400.1); 2) A Glyphosate-Resistant Protein G2-aorA Monoclonal Antibody and the Use Thereof (ZL201210107179.1), and 3) Method for Detecting Glyphosate-Resistant Protein G2-aorA and Dedicated ELISA Kit (ZL201210107406.0). We now have a total of 6 domestic patents and one PCT patent, as listed in the table below. During the fiscal year 2014, we applied for three additional patents in China: 1) Method and the Primer Pairs for Detecting Glyphosate-Resistant Maize G1105E-823C Expressing G2-aroA Gene (201410267596.1); 2) The Primer Pairs to Detect Glyphosate-Resistant Maize G1105E-823C Expressing G2-aroA Gene (201410268436.9); and 3) The Primer Pairs Used for Detecting Glyphosate-Resistant Maize G1105E-823C Expressing G2-aroA Gene (201410268258.X). We believe these patents will strengthen further our leading position in the GM seed technologies in China.

Patent/Patent Application number	Patent/Patent application title	Date applied	Country
ZL201210107400.1	METHOD FOR DEVELOPING GLYPHOSATE-RESISTANT MAIZE	Apr 12, 2012	China
ZL201210107179.1	A GLYPHOSATE-RESISTANT PROTEIN G2-aorA MONOCLONAL ANTIBODY AND THE USE THEREOF	Apr 12, 2012	China
ZL201210107406.0	METHOD FOR DETECTING GLYPHOSATE-RESISTANT PROTEIN G2-aorA AND DEDICATED ELISA KIT	Apr 12, 2012	China
ZL201210107071.2	A SYNTHETIC GLYPHOSATE-RESISTANT GENE AND THE USE THEREOF	Apr 12, 2012	China
ZL201210107195.0	A GLYPHOSATE-RESISTANT GENE RECOMBINATE FRAGEMENT AND THE USE THEREOF	Apr 12, 2012	China
ZL201210107425.3	A SYNTHETIC GLYPHOSATE-RESISTANT GENE EXPRESSION VECTOR AND THE USE THEREOF	Apr 12, 2012	China
PCT/CN2013/000428	A SYNTHETIC GLYPHOSATE-RESISTANT GENE AND THE USE THEREOF	Apr 12, 2013	PCT
201410267596.1	METHOD AND THE PRIMER PAIRS FOR DETECTING GLYPHOSATE-RESISTANT MAIZE G1105E-823C EXPRESSING G2-aroA GENE	Jun 16, 2014	China
201410268436.9	THE PRIMER PAIRS TO DETECT GLYPHOSATE-RESISTANT MAIZE G1105E-823C EXPRESSING G2-aroA GENE	Jun 16, 2014	China
201410268258.X	THE PRIMER PAIRS USED FOR DETECTING GLYPHOSATE-RESISTANT MAIZE G1105E-823C EXPRESSING G2-aroA GENE	Jun 16, 2014	China

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Operating Improvement Progress. On the operating improvement front we were able to overcome the challenges in one of the worst years in the seed industry by significantly reducing the operating costs, increasing sales volume of our corn seed business, and managing our inventory reduction efforts. We are pleased with the extra effort of the employees during this tough period in the seed industry. Their contributions during our organizational optimization process were and will continue to be essential to the success of solidifying our foundations and operating improvements.

Following the corporate restructuring in fiscal year 2012 and operational improvements in fiscal year 2013, we achieved further significant improvement in operating efficiency and cost reduction in fiscal year 2014. We were able to further reduce the number of employees and operating costs, especially the general & administrative expenses in fiscal year 2014. As of September 30, 2014, Origin has 531 employees, compared with 856, 713, and 678 employees as of September 30, 2011, 2012, and 2013, respectively. The G&A costs in fiscal year 2014 was RMB46.43 million, compared to RMB86.75 million, 77.59 million, and 66.15 million in FY2011, FY2012, and FY2013, respectively. The G&A expenses as the percentage of sales declined from 15.3% in FY2011 to 11.2% in FY2014. We believe our cost reduction efforts were important to the improvements in our financial performance during the challenging year.

	FY2011	FY2012	FY2013	FY2014
Number of employees at the end of period	856	713	678	531
General & Administrative expenses, RMB’000	86,748	77,585	66,153	46,428
G&A expenses as the percentage of revenue, %	15.3	14.1	13.7	11.2

On the marketing and inventory fronts, we have faced many more challenges than we originally anticipated when entering the fiscal year 2014 selling season and, by the end of fiscal second quarter of 2014, our inventory had reached a historical high as the competition escalated with many seed suppliers dumping seeds on the market. The imposition of more strict seed business license requirements also amplified inventory dumping as some small companies exited the market. In response to the market competition, we took swift action in our selling and marketing efforts and improved our sales dramatically during the last three months of the season. By the end of the fiscal year 2014 selling season, our sales organization recorded a 10% year over year volume increase for the corn seeds sales (excluding scrap sales and our contract production business). We think this is remarkable considering the tough market conditions and on-going reorganization efforts and it helped to improve our inventory position.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2014 were RMB414.89 million (US$67.52 million), a decrease of 14% from RMB481.69 million during the fiscal year ended September 30, 2013. Overall, the year-over-year decrease in revenues was mainly due to the lower sales for the Company’s rice seed business and a decline in the corn seed contract production businesses.

Corn seeds remained our strongest product line, accounting for 86% of our overall sales. Total revenues from corn seeds were RMB357.44 million (US$58.11 million) in fiscal year 2014, compared with RMB387.22 million in fiscal year 2013. Excluding scrap sales and our contract production business, revenues from our key strategic corn seed business in fiscal year 2014 was RMB351.65 million (US$57.14 million), which was almost flat when compared with that revenue of RMB353.84 million in fiscal year 2013. The sales volume of the corn seeds, excluding the scrap and our contract production business, was up 10% year over year. Revenues from the rice product line for the year ended September 30, 2014 decreased by approximately 49% to RMB36.84 million (US$6.0 million) from RMB72.71 million in fiscal year 2013, due mainly to the increasing competition. Sales of canola seeds decreased by 5% to RMB20.62 million (US$3.35 million) in fiscal year 2014 compared to RMB21.77 million in fiscal year 2013.

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Operating expenses for the fiscal year ended September 30, 2014 were RMB138.22 million (US$ 22.50 million), representing a decrease of 7% from RMB148.45 million in the fiscal year 2013, which was mainly because of our expense control efforts, notwithstanding an increase in marketing expenses. General and Administrative expenses for the fiscal year ended September 30, 2014 were RMB 46.43 million, a significant decrease of 30% year-over-year.

Operating loss for the fiscal year ended September 30, 2014 was RMB24.48 million (US$4.0 million), compared to the operating profit of RMB18.16 million for the fiscal year ended September 30, 2013. The decrease in operating results was mainly due to the decline in revenue and a relative increase in production cost.

Net loss for the fiscal year ended September 30, 2014 was RMB9.53 million (US$1.55 million) compared to the net income of RMB7.49 million for the fiscal year ended September 30, 2013. The year-over-year decline was mainly due to the decline in revenue and increase in production costs.

Net loss per share was RMB (0.42) or US$ (0.07) for the fiscal year 2014, compared with net income of RMB 0.32 in fiscal year 2013.

As of September 30, 2013 and 2014, we had approximately RMB131.98 million and RMB46.27 million (US$7.52 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2013 and 2014 were RMB 286.32 million and RMB 289.83 million (US$47.11 million), respectively. During fiscal year 2014, Net cash used in operating activities was RMB85.64 million (US$13.92 million), down from a cash outflow of RMB146.11 million for the fiscal year ended September 30, 2013. Net cash used in investing activities was RMB0.56 million (US$0.09 million) for the fiscal year ended September 30, 2014, compared with RMB68.28 million for the fiscal year ended September 30, 2013. Net cash provided by financing activities was RMB0.39 million (US$0.06 million) for the fiscal year ended September 30,2014 compared with RMB191.69 million for the fiscal year ended September 30, 2013. The borrowing was mainly related to the operations of Beijing Origin and Linze Origin, which had RMB225.00 million (US$36.57 million) bank loan for settlement of seed purchases, and RMB52.52 (US$8.54 million) for the new corn seed processing plant construction in Xinjiang.

Research and Development Activities

Origin was built on its strong R&D platform and we strongly believe a commitment to R&D is essential to the growth of the company. During fiscal year 2014, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed the variety production test. These varieties with phytase traits have been submitted to the Chinese government (the Ministry of Agriculture) for variety safety certificate and final approval.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 4 – Production Test and is waiting for the Phase 5 – Safety Certificate. Two more glyphosate tolerance events are being submitted for Phase 3 - Environment Release Test. In addition, more than one thousand events are undergoing Phase 1 - Laboratory Research;

Glyphosate + Bacillus Thuringiensis (Bt): Three events of the Company’s glyphosate tolerance and insect resistance traits have advanced into Phase 3 – Environment Release Test. More than 4,500 events of the stacked traits (inserting more than one gene in a seed via biotechnology) are being screened in Phase 1 - Laboratory Research.

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Backcrossing Programs: Multiyear programs of backcrossing of phytase and glyphosate tolerance traits into corn varieties from our own product lines as well as several product lines of multinational companies are progressing well. Successful backcrossing products of phytase and glyphosate tolerance traits into our own varieties are and will be submitted for government approvals.

Hybrid Corn Seed Development Program:

In addition to GM crop seeds, Origin has a large R&D program developing conventional hybrid crop seeds. In China, new hybrid seed varieties need to go through an official approval process prior to sales. This approval process typically involves three to four years of registration trials and normally proceeds according to the following sequential steps:

Pre-Registration àRegistration Trial 1 à Registration Trial 2 à Field Demo àApproval

Each step leading up to approval takes approximately one year unless it needs to be repeated. In some localities the Registration Trial 2 and Field Demo steps are treated as one and the same step.

During fiscal year 2014, we had more than 35 tests going through different stages of the approval process. As the results of multiyear testing, we received registration approval for 8 of our new varieties. For both fiscal years 2013 and 2014, we received a total of 15 approvals for our corn seed hybrid products. This is a significant improvement over the previous three years, during which we only received a total of 5 approvals.

Outlook

Looking forward, we expect the market condition to recover in fiscal year 2015 as the industry corn seed inventory is expected to decline. With our new product introductions, increasing sales efforts, and operational improvements, we expect both revenues and operating income to improve meaningfully in fiscal year 2015. More importantly, we believe that our cash flow from operating activities will have a significant recovery as we manage our inventory and sales efforts product by product.

Conference Call Information

The Company will host a teleconference on January 8, 2015, at 8:00 a.m. ET / 9:00 p.m. Beijing time to discuss the results. To participate in the call, please dial +1-888-346-8982 in North America, or +1-412-902-4272 internationally, approximately 5 minutes prior to the scheduled start time.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

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Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

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CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	131,978	46,268	7,520
Restricted cash	-	15,670	2,547
Accounts receivable, less allowance for doubtful amounts of RMB12,110 and RMB5,881 as of September 30, 2013 and 2014, respectively	1,949	1,021	166
Due from related parties	3,400	2,698	439
Advances to suppliers	9,768	17,751	2,885
Advances to growers	58,473	20,759	3,374
Inventories	470,811	516,368	83,928
Income tax recoverable	1,163	48	8
Other current assets	7,000	4,368	710
Total current assets	684,542	624,951	101,577
Restricted cash	14,350	-	-
Land use rights, net	33,205	31,799	5,169
Plant and equipment, net	354,735	338,526	55,022
Equity investments	24,894	18,721	3,043
Goodwill	11,973	11,973	1,946
Acquired intangible assets, net	23,117	34,891	5,671
Other assets	11,256	4,009	652
Total assets	1,158,072	1,064,870	173,080
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	205,000	225,000	36,570
Current portion of long-term borrowings	16,500	33,805	5,495
Accounts payable	4,590	4,525	736
Due to growers	37,875	17,943	2,916
Due to related parties	1,530	11,711	1,903
Advances from customers	371,571	324,645	52,766
Deferred revenues	22,069	19,029	3,093
Income tax payable	39,060	-	-
Other payables and accrued expenses	53,783	67,953	11,045
Total current liabilities	751,978	704,611	114,524
Long-term borrowings	64,819	31,023	5,042
Other long-term liability	21,030	19,649	3,194
Total liabilities	837,827	755,283	122,760
Commitments and contingencies

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163 and 24,016,163 shares issued as of September 30,
2013 and 2014; 22,905,926 and 22,738,541 shares outstanding
as of September 30, 2013 and 2014, respectively)	-	-	-
Additional paid-in capital	399,564	400,888	65,158
Accumulated deficit	(93,473)	(103,000)	(16,741)
Treasury stock at cost (1,110,237 and 1,277,622 shares as of September 30, 2013 and 2014, respectively)	(35,659)	(37,445)	(6,086)
Accumulated other comprehensive loss	(4,390)	(4,446)	(721)
Total Origin Agritech Limited shareholders’ equity	266,042	255,997	41,610

Non-controlling interests	54,203	53,590	8,710
Total equity	320,245	309,587	50,320

Total liabilities and equity	1,158,072	1,064,870	173,080

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CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues	552,111	481,694	414,891	67,521
Cost of revenues	(387,783)	(315,082)	(301,148)	(49,010)
Gross profit	164,328	166,612	113,743	18,511
Operating expenses
Selling and marketing	(56,437)	(55,375)	(58,972)	(9,597)
General and administrative	(77,585)	(66,153)	(46,428)	(7,556)
Research and development	(37,629)	(42,162)	(40,377)	(6,571)
Other income, net	3,852	15,241	7,555	1,229
Total operating expenses, net	(167,799)	(148,449)	(138,222)	(22,495)

Income(loss) from operations	(3,471)	18,163	(24,479)	(3,984)

Interest expense	(4,029)	(11,326)	(19,743)	(3,213)
Share of net income (loss) of equity investments	4,030	5,161	(776)	(126)
Loss on disposal of an equity method investment	-	-	(1,498)	(244)
Loss on disposal of a subsidiary	-	-	(2,623)	(427)
Interest income	2,547	1,776	596	97
Income (loss) before income taxes	(923)	13,774	(48,523)	(7,897)

Income tax (expense)benefits
Current	(589)	(2,707)	(677)	(110)
Deferred	(1273)	(1,755)	-	-
Reversal of contingent tax liability	-	-	39,060	6,357
Income tax (expense) benefits	(1,862)	(4,462)	38,383	6,247

Net income (loss)	(2,785)	9,312	(10,140)	(1,650)
Less: Net income (loss) attributable to non-controlling interests	(1,351)	1,818	(613)	(100)

Net income (loss) attributable to Origin Agritech Limited	(1,434)	7,494	(9,527)	(1,550)
Other comprehensive income (loss)
Net income (loss)	(2,785)	9,312	(10,140)	(1,650)
Foreign currency translation difference	117	1,890	(56)	(9)
Comprehensive income (loss)	(2,668)	11,202	(10,197)	(1,659)
Less: Comprehensive income (loss) attributable to non-controlling interests	(1,351)	1,818	(613)	(100)
Comprehensive income (loss) attributable to Origin Agritech Limited	(1,317)	9,384	(9,583)	(1,559)

Net income (loss) attributable to Origin Agritech Limited per share - basic (note 19)	(0.06)	0.32	(0.42)	(0.07)

Net income (loss) attributable to Origin Agritech Limited per share - diluted (note 19)	(0.06)	0.32	(0.42)	(0.07)

Shares used in calculating basic net income (loss) per share	23,382,812	23,259,127	22,743,853	22,743,853

Shares used in calculating diluted net income (loss) per share	23,382,812	23,278,443	22,743,853	22,743,853

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss) attributable to Origin Agritech Limited	(1,434)	7,494	(9,527)	(1,549)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,541	28,164	28,524	4,636
Loss (gain) on disposal of plant and equipment	1,401	(4,505)	943	153
Gain on disposal of a land use right	(825)	-	-	-
Loss on liquidation of a subsidiary	1,814	-	-	-
Loss on disposal of a subsidiary	-	-	2,623	427
Loss on disposal of an equity method investment	-	-	1,498	244
Allowance for doubtful account	4,038	5,358	15	2
Provision for inventories	27,453	38,561	21,984	3,574
Deferred income tax assets	1,273	1,755	-
Non-controlling interests	(1,351)	1,818	(613)	(100)
Share-based compensation expense	3,327	1,893	1,324	215
Share of net (income) loss of equity method investments	(4,030)	(5,161)	776	126
Changes in operating assets and liabilities:
Accounts receivable, net	(4,486)	(242)	914	149
Due from related parties	3,101	(1,318)	702	114
Advances to growers	(9,571)	29,721	37,714	6,130
Advances to suppliers	4,616	(27)	(7,983)	(1,298)
Inventories	(102,230)	(226,828)	(67,541)	(10,979)
Income tax recoverable	(4)	996	1,114	181
Other current assets	48,648	9,574	1,824	296
Other assets	14,394	3,135	7,247	1,178
Accounts payable	(709)	(441)	(65)	(11)
Due to growers	(3,643)	33,571	(19,933)	(3,240)
Due to related parties	1,041	(1,239)	10,181	1,655
Advances from customers	37,111	(63,473)	(46,926)	(7,627)
Income tax payable	-	-	(39,060)	(6,349)
Deferred revenues	3,431	(1,174)	(3,040)	(494)
Other long-term liabilities	21,810	(780)	(1,380)	(224)
Other payables and accrued expenses	17,997	(2,961)	(6,954)	(1,130)

Net cash provided by (used in) operating activities	82,713	(146,109)	(85,639)	(13,921)

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CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(In thousands)

	Year ended September 30,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Investing activities:
Proceeds from disposal of equity investment	-	-	900	146
Dividends received	2,100	2,700	3,000	488
Proceeds from disposal of a subsidiary, net of cash disposed	-	-	11,980	1,947
Purchase of plant and equipment	(104,214)	(63,282)	(10,502)	(1,707)
Proceeds from disposal of land use right	1,140	-	-	-
Proceeds from disposal of plant and equipment	5,495	7,875	6,174	1,004
Deposits for purchase of acquired technology and land use rights	-	(5,781)	-	-
Deposits for purchase of plant and equipment	(43,874)	(5,470)	-	-
Purchase of land use rights	(431)	(1,829)	(673)	(109)
Purchase of intangible assets	(3,599)	(2,492)	(11,440)	(1,859)
Net cash used in investing activities	(143,383)	(68,279)	(561)	(90)

Financing activities:
Restricted cash	-	(14,350)	(1,320)	(215)
Proceeds from short-term borrowings	105,000	274,000	305,000	49,574
Repayment of short-term borrowings	(90,000)	(99,000)	(285,000)	(46,323)
Proceeds from long-term borrowings	39,000	37,319	-	-
Repayment of long-term borrowings	-	-	(16,500)	(2,682)
Repurchase of common stock	-	(6,282)	(1,786)	(290)
Capital injection from a non-controlling shareholder	29,400	-	-	-
Net cash provided by financing activities	83,400	191,687	394	64

Net increase (decrease) in cash and cash equivalents	22,730	(22,701)	(85,806)	(13,947)
Cash and cash equivalents, beginning of year	129,942	152,789	131,978	21,451
Effect of exchange rate changes on cash and cash equivalents	117	1,890	96	16
Cash and cash equivalents, end of year	152,789	131,978	46,268	7,520

Supplemental disclosures of cash flow information:
Refund of income taxes	-	-	586	95

Income taxes paid	589	1,711	148	24

Interest paid, net of interest capitalized	4,029	11,326	19,743	3,209

Supplemental disclosure of non-cash investing activities:
Disposal of assets in lieu of payment for liabilities	1,814	-	-	-

Proceeds from disposal of equity investment	-	-	900	146

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CONTACT:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

86 10 5890 7536

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